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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C., 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No. 1)*

                      MAI SYSTEMS CORPORATION
                      -----------------------
                          (Name of Issuer)

                    Common Stock, $0.01 Par Value
                    -----------------------------
                    (Title of Class of Securities)

                            552620 20 5
                           -------------
                           CUSIP Number

     Stanley P. Witkow, c/o MAI Systems Corporation, 9600 Jeronimo Road
     ------------------------------------------------------------------
                      Irvine, California 92718
                      ------------------------
                          (714) 580-2449

          (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          April 19, 1996
                          --------------
         (Date of Event Which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3 or (4), check the following box. / /

Check the following box if a fee is being paid with the
statement.   / /  A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class securities, and for any subsequent amendment covering information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP NO. 552620 20 5     SCHEDULE 13D               Page 2 of 4 Pages

   Name of Reporting Person

1  SS or IRS Identification No. of Above Person

   RICHARD S. RESSLER
- ------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group*
   (a) / /
   (b) / /
- -------------------------------------------------------------------
3  SEC Use Only
- -------------------------------------------------------------------
4  Source of Funds*
   PF
- -------------------------------------------------------------------
5  Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(e)   /  /
- -------------------------------------------------------------------
6  Citizenship or Place of Organization
   United States
- -------------------------------------------------------------------
      Number of        7  Sole Voting Power
      Shares              120,000 Shares.  See Item 5 herein
- -------------------------------------------------------------------
      Beneficially     8  Shared Voting Power
      Owned
- -------------------------------------------------------------------
      by Each          9  Sole Dispositive Power
      Reporting           120,000 Shares.  See Item 5 herein
- -------------------------------------------------------------------
      Person with      10  Shared Dispositive Power

- -------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each
    Reporting Person
                          739,791 Shares. See Item 5 herein
- -------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11)
   Excludes Certain Shares /  /
- -------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row 11
   11%.  See Item 5 herein
- -------------------------------------------------------------------
14 Type of Reporting Person*
   IN
- -------------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     CUSIP NO. 552620 20 5     SCHEDULE 13D          Page 3 of 4 Pages



PRELIMINARY STATEMENT:

     This Amendment No. 1 supplements the Schedule 13D filed by Richard S. Ressler (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, relating to the common stock, par value $0.01 per share (the "Common Stock"), of MAI Systems Corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

 No change.

ITEM 2.  IDENTITY AND BACKGROUND

 (a)  No change
 (b)  No change
 (c)  Chairman and Chief Executive Officer of MAI.
 (d)  No change
 (e)  No change

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 Personal funds in the amount of $690,000.

ITEM 4.  PURPOSE OF TRANSACTION

 No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

 (a) As of April 19, 1996, the Reporting Person was the beneficial owner of an aggregate of 739,791 shares of MAI Common Stock (the
 "Shares") which constituted 11% of the 6,728,401 shares of Common Stock outstanding as of March 22, 1996 (as reported in MAI's Annual Report on Form 10-K for the year ended December 31, 1995). The foregoing excludes 625,000 shares of MAI Common Stock underlying a Common Stock Warrant held by the Reporting Person which became exercisable on or about August 15, 1994 for a five (5) year term at an exercise price of $1.90 per share (the "Warrant"). Upon exercise of the Warrant in full, the Reporting Person may be deemed to beneficially own 1,364,791 shares of MAI Common Stock which would constituted 18.6% of 7,353,401 outstanding shares of MAI Common Stock (as adjusted to reflect the exercise of the Warrant).

 (b) The Reporting Person directly owns and controls the voting and disposition of all the Shares.

 (c)  See Item 3 herein.

 (d)  Inapplicable.

 (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Inapplicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Inapplicable.

     CUSIP NO. 552620 20 5     SCHEDULE 13D                     Page 4 of 4

SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  April 25, 1996.



                              /s/  Richard S. Ressler
                              -----------------------
                              Richard S. Ressler